March 18, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Jay Ingram, Legal Branch Chief

Re: Nimtech Corp.
    Registration Statement on Form S-1/A
    Filed December 9, 2014
    File No. 333-199438

Ladies and Gentlemen:

This letter sets forth the responses of Nimtech Corp. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (the "Staff") in connection with the above referenced filing as set forth in the comment letter of December 22, 2014.

General

1. We note your response to comment one of our letter dated November 13, 2014 stating that you are not a blank check company because you have a business plan for the manufacture and distribution of paper cup products. We note that you have had very limited operations, have realized no revenues to date, require a minimum of $30,000 from this offering to implement your plan of operations for the next 12 months, are issuing penny stock, have no arrangements for additional financing, expect to suffer significant losses into the foreseeable future, have leased a space that is only approximately 500 square feet where you purport to house your paper cup forming machines along with the finished products prior to its delivery to customers, and there is substantial doubt about your ability to continue as a going concern, produce any operating revenues, or ever achieve profitable operations. Thus we continue to believe that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that this offering should comply with Rule 419 of Regulation C under the Securities Act. Please either revise the registration statement to comply with Rule 419, or alternatively, provide us with an enhanced legal analysis explaining why you believe your company is not a blank check company and make respective disclosures in the filing.

Response: The Company has commenced operational activities, entered additional commercial contracts, has received orders and payments for products, and has fulfilled such orders. Additionally, the Company has occupied its leased space and entered into a loan agreement for financing. All of this serve to further demonstrate it is not a blank check company under Rule 419.

     * The Company amended its prior lease with Ismail Kaya for space to forward the occupancy of the premises to January 1, 2015 in response to its recent operations and to fulfill product orders.

     * The Company entered into a second distributor contract with Panda Dis Ticaret Ltd on January 30, 2015. The contract is for a one year term, with purchase of products totaling $13,860 in 6 installments of 30,000 paper cups each. The Company issued the first PO on January 30, 2015 and it will be paid till March 30, 2015.

     * The Company received orders and payment for paper cup from its other customer Paul's Cafeteria in the amount of $1,925 on January 23, 2015.

     * The Company entered into a loan agreement with its sole officer and director Badria Alhussin on January 1, 2015, whereby she has agreed to loan the Company $30,000.

2. We note that your counsel, Scott D. Olson, has recently been involved in the initial filings of several development stage and shell companies, primarily involving companies located in Eastern Europe and Russia. Please provide us with an analysis regarding why Mr. Olson should not be considered a promoter as that term is defined under Rule 405 of Regulation C under the Securities Act.

Response: Mr. Olson was retained as special counsel solely to render the legal opinion for the registration statement. Now Mr. Olson is assisting the Company in responding to some of the comments in this SEC process. Mr. Olson owns no equity in our Company, has no rights to acquire equity in the Company, and is paid for any legal services in cash. Mr. Olson has had no part in the founding, operations, or promotion of the Company as defined in Rule 405.

Risk Factors, page 5

We are solely dependent upon the funds to be raised in this offering . . ., page
5

Our ability to sustain our operations is dependent on our ability . . ., page 6

3. We note that these two risk factors are duplicative. Please revise your registration statement to include one risk factor that addresses the risks associated with Nimtech Corp.'s dependence on the funds to be raised by this offering.

Response: We have removed the second reference risk factor in the amended registration statement.

Management's Discussion and Analysis or Plan of Operation, page 11

Estimated Expenses For The Next Twelve Month Period, page 13

4. We note your disclosure that because Ms. Alhussin will only be devoting limited time to Nimtech Corp.'s operations, Nimtech Corp.'s operations may be sporadic, which could affect revenue. Please add a risk factor that describes this risk.

Response: A risk factor has been added to discuss the risk related to Ms. Alhussin's part-time obligation.

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
Management's Discussion and Analysis or Plan of Operation, page 11 Marketing, page 13

5. We note your statement that your marketing strategy is a "proven, valid strategy . . . This strategy generates a repeated customer base. . ." Please revise this section to provide specific examples that substantiate your statement regarding the validity of your marketing strategy.

Response: We have removed the statement from our amended registration statement.

The Company acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,


/s/ Badria Alhussin
-----------------------------
Badria Alhussin
President of Nimtech Corp.

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